EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2005
Earnings:
Income before income taxes	$461.0
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	32.6
Portion of rents representative of interest factor	10.4
Less:
Gain on equity investments	(.8)

Income as adjusted	$503.2

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$32.6
Portion of rents representative of interest factor	10.4
Capitalized interest	.6

Total fixed charges	$43.6

Preferred Dividends:
Dividends on Preference Stock	$8.7

Ratio of earnings to fixed charges	11.5

Ratio of earnings to fixed charges and preferred dividends	9.6